EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ending September 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000

EARNINGS AVAILABLE FOR FIXED CHARGES
Income from continuing operations before income taxes	$338,130	$112,103	$6,188	$2,088	$135,726	$39,281
Add: Fixed Charges (excluding capitalized interest)	11,543	41,024	31,755	31,380	35,113	38,438
Adjusted Earnings	$349,673	$153,127	$37,943	$33,468	$170,839	$77,719

FIXED CHARGES
Interest Expense (a)	$9,793	$37,638	$29,332	$27,955	$31,146	$34,738
Interest component of leases (b)	3,208	3,450	3,009	3,767	3,967	3,700
Fixed Charges	$13,001	$41,088	$32,341	$31,722	$35,113	$38,438

Ratio of Earnings/Fixed Charges	26.9x	3.7x	1.2x	1.1x	4.9x	2.0x

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(a) Interest expense includes both expensed and capitalized as well as amortization of discount on 11 3/4% and 6 5/8% bonds and amortization of deferred finance costs.

(b)  Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.